

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 8, 2013

Via E-mail
Mr. Ignacio Molina
Chief Financial Officer
Union Carbide Corporation
1254 Enclave Parkway
Houston, TX 77077

> **Re:**   **Union Carbide Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2012**
> **Filed February 15, 2013**
> **File No. 1-01463**

Dear Mr. Molina:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2012

Consolidated Financial Statements

Note 1 – Summary of Significant Accounting Policies, Investments in Related Companies, page 33

1.   Please tell us, and disclose in future filings, your ownership interests in related companies and explain why you account for them using the cost method.

Note 7 – Nonconsolidated Affiliates, page 37

2.   Please demonstrate to us how you determined that no additional financial statements are required under Rule 3-09 of Regulation S-X for the years ended December 31, 2012 and 2011.

Note 16 – Related Party Transactions, page 53

3.   Please more fully explain to us the circumstances and terms surrounding the notes receivable from related companies, including how you determined that changes in these notes should be presented in your consolidated statements of cash flows as an operating activity.

Note 20 – Quarterly Information (Unaudited), page 57

4.   Please explain to us the facts and circumstances that resulted in the cumulative out-of-period adjustment relating to sales from you to The Dow Chemical Company during 2012 and during each of the first three quarterly periods in 2012. Please also explain to us how you determined that the error was not material to previously reported financial information for any prior fiscal year or for the current year interim periods.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Dale Welcome at (202) 551-3865 or Anne McConnell at (202) 551-3709 if you have questions regarding these comments.

Sincerely,

/s/ John Cash

John Cash
Accounting Branch Chief